EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$(338)	$(1,248)	$455	$1,006	$(167)
Income tax expense	71	338	227	439	(98)
Less: Undistributed equity earnings	—	—	—	28	28
Fixed charges:
Interest on:
Borrowed funds	40	28	44	78	61
Long-term debt	661	671	600	492	514
Others	53	33	99	5	—
One third of rents, net of income from subleases	33	31	31	29	24
Total fixed charges, excluding interest on deposits	787	763	774	604	599
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	520	(147)	1,456	2,021	306
Ratio of earnings to fixed charges	.66	(.19)	1.88	3.35	.51
Total preferred stock dividend factor(1)	$103	$103	$103	$106	$116
Fixed charges, including the preferred stock dividend factor	$890	$866	$877	$710	$715
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	.58	(.17)	1.66	2.85	.43
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$787	$763	$774	$604	$599
Add: Interest on deposits	184	316	251	329	551
Total fixed charges, including interest on deposits	$971	$1,079	$1,025	$933	$1,150
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$520	$(147)	$1,456	$2,021	$306
Add: Interest on deposits	184	316	251	329	551
Total	$704	$169	$1,707	$2,350	$857
Ratio of earnings to fixed charges	.73	.16	1.67	2.52	.75
Fixed charges, including the preferred stock dividend factor	$890	$866	$877	$710	$715
Add: Interest on deposits	184	316	251	329	551
Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,074	$1,182	$1,128	$1,039	$1,266
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	.66	.14	1.51	2.26	.68

(1)	Preferred stock dividends grossed up to their pretax equivalents.